Exhibit 12.2

ASSURANT, INC.

Computation of Other Ratios as of December 31, 2008

($ in thousands)

Debt to Total Capitalization Ratio: is defined as Consolidated Total Debt, divided by Consolidated Capitalization. Consolidated Capitalization is the sum Consolidated Total Debt and Consolidated Adjusted Net Worth. Consolidated Total Debt is the sum of the GAAP balance sheet amount of certain liabilities, including obligations of the Company for borrowed money as well as certain contingent liabilities such as the face amount of letters of credit issued for the account of the Company. Consolidated Adjusted Net Worth is defined as Stockholders Equity excluding accumulated other comprehensive income plus certain obligations from hybrid securities (including mandatorily redeemable preferred stock) up to an amount not to exceed 15% of Consolidated Capitalization. Obligations from hybrid securities that exceed 15% of total Consolidated Capitalization are included in Consolidated Total Debt.

Maximum Debt to Total Capitalization Ratio is 35%

Consolidated Total Debt
Debt (1)	$976,402
Letters of Credit Outstanding (2)	6,617

Consolidated Total Debt	$983,019

Consolidated Adjusted Net Worth
Total Stockholders' Equity (3)	$4,380,451
Mandatorily Redeemable Preferred Stock	11,160

Consolidated Adjusted Net Worth	$4,391,611

Consolidated Capitalization
Consolidated Total Debt	$983,019
Consolidated Adjusted Net Worth	4,391,611

Consolidated Capitalization	$5,374,630

Debt to Total Capitalization Ratio = Cons. Total Debt / Cons. Capitalization	18%	<	35%

(1)	Includes obligations for deferred purchase price of acquisitions
(2)	Excludes Letters of Credit for Insurance Regulatory Purposes
(3)	Excludes effects of Accumulated Other Comprehensive Income

Minimum Consolidated Adjusted Net Worth: is defined as 2,477,212 (the Minimum Consolidated Net Worth at the inception of the credit agreement) plus 50% of Consolidated Net Income for each fiscal quarter (beginning with the fiscal quarter ending after December 31, 2004) for which Consolidated Net Income is a positive amount plus 100% of any net proceeds received by the Company from any capital contribution to, or issuance of, any capital stock.

Consolidated Adjusted Net Worth	$4,391,611

Minimum Consolidated Adjusted Net Worth
Minimum Consolidated Adjusted Net Worth at inception of Credit Agreement			$2,477,212
50% of Consolidated Net Income* for fiscal quarters in 2007, 2006 and 2005			925,261
50% of Consolidated Net Income* for fiscal quarters in 2008			279,613
Cumulative net proceeds from Company Employee Stock Purchase Plan			24,360

Total Minimum Consolidated Adjusted Net Worth (compared to Actual)	$4,391,611	>	$3,706,446

* Consolidated Net Income means net income, less income earned by subsidiaries before they were merged in or consolidated, less after-tax gains/losses attributable to returned surplus assets of any Pension Plan, and excluding net extraordinary gains/losses. The addition for each fiscal quarter is floored at zero.